Filed by Union Bankshares Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Access National Corporation

Commission File Number: 000-49929

Union Bankshares Merger with Access National Corporation

Frequently Asked Questions for Access Employees

Job Status and Severance

When will Access employees find out about their job status?

Communications around job status – either job offers or job elimination notifications – will be made in late January 2019.  At that time each Access employee will be informed about both his/her anticipated work through date (i.e., anticipated termination date) and job status.

What is involved in determining the job status of Access employees?

Integrating banks is hard work and we want to do it well. Union management must determine the position needs of the combined company to support the additional clients and growth strategy, and to obtain cost savings. In addition, Union must determine its space needs and strategy for where positions will be located.

Who will be eligible for severance?

An employee working at least 20 hours per week, who has at least one year of service (including service with Access and any predecessor), and who experiences an involuntary termination (without cause) due to the merger at or after the merger closing will be eligible for benefits under the Union Severance Pay Plan.

This FAQ only addresses severance if termination occurs at or after the merger closing.

If termination of employment occurs prior to the merger closing, an Access employee will be eligible for severance only if he/she is eligible under the terms of the Access severance policy.

Are part-time employees eligible for severance?	Yes, a part-time employee who is working at least 20 hours per week and who meets the other eligibility requirements is eligible for severance.
How much severance will I receive?	An employee who receives notice that his/her job is being eliminated at or after the merger closing will be eligible for benefits under the Union Severance Pay Plan.
	•	An eligible employee will receive two weeks of pay for every completed year of service up to a maximum of 26 weeks of pay.
	•	For a salaried employee, pay is based on the employee’s weekly base salary amount.
	•	For an hourly wage employee, pay is based on base wage and the number of non-overtime hours regularly work each week. For example, if a part-time employee is regularly scheduled to work 20 hours per week then his/her weekly severance pay will be calculated as the product of the employee’s basic hourly wage rate multiplied by 20 hours per week.
	•	Commissions, bonuses and incentive pay are not counted when calculating severance.

Will there be any outplacement assistance in finding jobs for employees who are not offered a position with Union?

Union will offer outplacement services to an eligible employee as he/she approaches the work through date. More detail will be shared with eligible employees in the future.

We understand that this announcement will cause anxiety.

If you feel you need to speak with a professional to help you through this transitional period, please reach out to Access’s Employee Assistance Program at 1-800-386-7055.

Can an Access employee continue Access group health benefits?

Yes, an Access employee may be eligible to continue Access group health benefits after termination. Any continuation will be at the employee’s own cost.

Please note that Access group health benefits will migrate to Union’s group health plan benefits at some point after the merger closing. Employees whose employment terminates after such time will be eligible to continue coverage under Union’s group health plan at the employee’s own cost.

What else is required to receive severance pay?

An eligible employee must sign a Severance Agreement and Release of Claims to receive severance pay.  The agreement includes confidentiality requirements, an agreement to not solicit Union and Access employees, and a waiver of claims.  An eligible employee will have 60 days to review the Severance Agreement and Release of Claims.

When and how will the severance be paid?	Severance is paid in a lump sum, typically within 60 days of the termination date.
If an Access employee voluntarily resigns prior to his/her “work through date”, will the Access employee still get severance?	No, an Access employee will not receive severance if he/she voluntarily resigns before the work through date.
If an Access employee has a “work through date” set, but Union asks the employee to leave before that date, will the Access employee still get severance?	Yes, an employee will remain eligible for severance benefit if involuntarily terminated (without cause) prior to his/her work through date.
If Union offers an Access employee a position, do they lose severance eligibility?

Yes, if an Access employee is offered a new position with Union that is reasonably comparable to the employee’s current position and in a location that is within thirty-five (35) miles of the employee’s prior position, they lose severance eligibility.

If an Access employee is to be terminated, how will they know their termination date?

Any job elimination notifications will include the anticipated termination date for that position. In most cases, it will align closely with either the merger closing or conversion date, but business needs may dictate different dates.

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If an Access employee’s job is eliminated, how can they be considered for positions within Union?	An employee will have the opportunity to apply for open positions. The Union and Access Human Resources Departments will collaborate and notify employees of available opportunities.

Applying for Open Jobs

What are the opportunities for job growth?

Any time there are organizational changes opportunities may exist for an employee to rise to new levels. As time goes on, we will communicate open positions, and an employee will have the ability to apply for Union positions/opportunities.

Will current open positions at each bank be put on hold?

Union and Access will both continue to run their businesses independently until the closing of the merger. Management at each bank will evaluate whether it can hold open positions for displaced employees on a case-by-case basis.

Can an Access employee apply for open Union positions prior to the merger closing date?

Yes, an Access employee can apply for open Union positions. Open positions can be found under the career section on Union’s website. If an Access employee is offered a position before the merger closing date, he/she will need to resign from his/her position at Access and will start as a new Union employee. If the new position is accepted prior to the completion of the merger, prior years of service with Access will not be counted under any of Union’s benefit or other programs except to the extent required by law.

Until the merger closes, Access’s Human Resources Department will coordinate with Union’s Human Resources Department to relay information about open positions on both sides.

Pay, Merit and Incentive

Will Access employees receive their bonus in 2019?

Yes, an incentive eligible Access employee will receive his/her bonus as normal and any bonus will be determined by Access Management based on 2018 performance.  Payments will be made no later than March 15, 2019.

Will Access employees be eligible to receive a merit increase in 2019?

Access Management will close out the 2018 annual performance review process in February 2019. This includes merit increase decisions with a March 1st effective date (reflected in the March 30th paycheck). This aligns with Union’s annual merit review process.

Will my paycheck come from Access?

Yes, an Access employee will continue to be paid on the Access payroll through the merger closing. At some point after the merger closing, all employees will be moved to Union’s payroll. More information will be provided after the merger closing date.

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Benefits and Paid Time Off (PTO)

Will years of service (tenure) of Access employees be carried over?

Yes, years of service with Access and Middleburg will carry forward after closing and will be counted for purposes of determining benefits service eligibility and Paid Time Off (PTO) under Union’s benefit plans.

Will benefits of Access employees change after the merger?

An Access employee will move to Union’s benefit plans including the 401(k) Plan at some point after the merger closing date. Until that time, an Access employee will continue to participate in the Access benefit plans elected during Open Enrollment for the 2019 Plan Year. Union’s 2019 Benefits Guide is attached for your review.

A detailed communication packet will be distributed prior to the merger closing date. This package will include information on Union’s benefit and retirement plans including benefits open enrollment instructions.

When do Access employees move to Union’s PTO program?

Until the merger closing date, Access’s paid time off policies will continue to apply but will be amended prior to December 31, 2018 to provide that, for 2018 only, no PTO will be rolled over for use in 2019. Instead, for 2018 only, up to 80 hours of unused PTO will be cashed out and paid to the Access employee on January 31, 2019. Beginning for PTO credited in 2019, the Access policy will be revised to limit PTO rollover (at the end of 2019) to 40 hours and to limit the use of rolled over PTO hours to be consistent with the Union policy. Access will provide additional information regarding these changes to each Access employee at a later date.

Details regarding Union’s Paid Time Off policy are attached for your review. Please note:

	•	Union’s PTO policy allows for up to 40 hours to be carried over in the next year and limits how rolled over PTO can be used.
	•	Union PTO calculation takes into consideration tenure and officer title. An Access employee will be communicated his/her officer title, if applicable, during the job status notification process.
Where can employees go to find more information?

We will continue to provide information as more details become available. This information can be found on the Access S:\UNION and R:\UNION shared drives. In the meantime, please feel free to reach out to your manager or ANC-HR if you have additional questions. If you have not already done so, please view the video of John Asbury, Union’s CEO, and Michael Clarke, Access’s CEO, on the Access J:\ drive.

Please note that this FAQ contains a high-level summary of Union’s Severance Pay Plan. In the event there is a discrepancy between this FAQ and the Severance Pay Plan document, the terms of the legal severance plan document will control.

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Important Additional Information will be filed with the SEC

This FAQ does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Union Bankshares Corporation (“Union”) of Access National Corporation (“Access”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed acquisition, Union has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Union and Access and a prospectus of Union (the “Joint Proxy/Prospectus”), and each of Union and Access may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy/Prospectus will be sent to the shareholders of Union and Access. Investors and shareholders of Union and Access are urged to read carefully and in their entirety the Registration Statement and Joint Proxy/Prospectus and any other relevant documents filed with the SEC by Union and Access, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction.

Investors and shareholders may obtain free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC by Union and Access through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, VA 20191. Attention: Sheila Linton (telephone: (703) 871-2100), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Access’s website at www.accessnationalbank.com under “Investor Relations.” The information on Union’s and Access’s websites is not, and shall not be deemed to be, a part of this FAQ or incorporated into other filings either company makes with the SEC.

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Participants in the Solicitation

Union, Access and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Union or Access in connection with the proposed transaction. Information about the directors and executive officers of Union and their ownership of Union common stock is set forth in the proxy statement for Union’s 2018 annual meeting of shareholders, which was filed with the SEC on March 21, 2018. Information about the directors and executive officers of Access and their ownership of Access common stock is set forth in the proxy statement for Access’s 2018 annual meeting of shareholders, which was filed with the SEC on April 12, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described above.

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Forward-Looking Statements

Certain statements in this FAQ may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, projections, predictions, expectations, or beliefs about future events or results that are not statements of historical fact. Such statements also include statements as to the anticipated impact of the Union acquisition of Access, including future financial and operating results, ability to successfully integrate the combined businesses, the amount of cost savings, overall operational efficiencies and enhanced revenues as well as other statements regarding the acquisition. Such forward-looking statements are based on various assumptions as of the time they are made, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Access or their management about future events. Although each of Union and Access believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Access will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results, performance or achievements may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to, the businesses of Union and Access may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame, revenues following the proposed acquisition may be lower than expected, customer and employee relationships and business operations may be disrupted by the proposed acquisition, the diversion of management time on acquisition-related issues, changes in Union’s share price before closing, risks relating to the potential dilutive effect of shares of Union common stock to be issued in the proposed transaction, the ability to obtain regulatory, shareholder or other approvals or other conditions to closing on a timely basis or at all, the ability to close the proposed acquisition on the expected timeframe, or at all, and that closing may be more difficult, time-consuming or costly than expected, the reaction to the proposed acquisition of the companies’ customers, employees and counterparties, and other risk factors, many of which are beyond the control of Union and Access. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Union’s Annual Report on Form 10-K for the year ended December 31, 2017 and Access’s Annual Report on Form 10-K for the year ended December 31, 2017 and comparable “risk factors” sections of Union’s and Access’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this FAQ are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Union, Access or their respective businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this FAQ. Forward-looking statements speak only as of the date they are made and neither Union nor Access undertakes any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

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